FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JANUARY 2008

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS

Document 1     Letter to Regulatory Authorities regarding Annual General Meeting

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
             711 - 675 WEST HASTINGS STREET, VANCOUVER, B.C. V6B 1N2
                      (604) 685-2222 *FAX: (604) 685-3764
                             www.amadorgoldcorp.com


January 25, 2008

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE:      AMADOR GOLD CORP.
         ANNUAL GENERAL MEETING

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

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CUSIP #                                           02264P 10 1
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Meeting Type:                                     Annual General Meeting
Meeting Date:                                     March 25, 2008
Record Date for Notice:                           February 19, 2008
Record Date for Voting:                           February 19, 2008
Beneficial Ownership Determination Date:          February 19, 2008
Class of Securities Entitled to Receive Notice:   Common Shares
Class of Securities Entitled to Vote:             Common Shares
Business Type:                                    Routine
OBO Distribution Type:                            Issuer will not pay for OBOs
Material Distributed to:                          All Holders
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If you require further information, please do not hesitate to call.

Yours truly,

/S/ BEVERLY J. BULLOCK
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Beverly J. Bullock,
Corporate Secretary


c.c.  Alberta Securities Commission               c.c.  P.E.I. Securities Commission
c.c.  Manitoba Securities Commission              c.c.  Quebec Securities Commission
c.c.  New Brunswick Securities Commission         c.c.  Saskatchewan Securities Commission
c.c.  Newfoundland Securities Commission          c.c.  Registrar of Securities - NT
c.c.  Nova Scotia Securities Commission           c.c.  Registrar of Securities - YT
c.c.  Ontario Securities Commission               c.c.  Nunavut
c.c.  TSX Venture Exchange                        c.c.  CDS Inc.
c.c.  U.S. Securities & Exchange Commission       c.c.  Morgan & Company (auditors)
c.c.  Pacific Corporate Trust Company

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    January 25, 2008         BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary